787 Seventh Avenue New York, NY 10009 Tel: 212-728-8000 Fax: 212-728-9000

April 21, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,002

Dear Ms. Cole:

This letter responds to your comments with respect to iSharesBond Dec 2018 Corporate Term ETF (f/k/a iSharesBond 2019 Corporate Term ETF) (the “Fund”), a series of the Trust, to register shares under the Securities Act of 1933 and Investment Company Act of 1940.

The comments were provided in a telephone conversation on February 6, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

iSharesBond Dec 2018 Corporate Term ETF

Comment No. 1: The Principal Investment Strategies section states that the Fund will invest in non-U.S. issuers to the extent necessary for it to track the Underlying Index. However, this section does not provide information on the extent to which the Fund will invest in foreign securities. Please clarify the extent of the Fund’s investment in foreign issuers.

Response: The Fund is an index fund that seeks to track the performance of its Underlying Index. The Fund’s disclosure includes information regarding the types of securities that are held in the Underlying Index and the manner in which the Underlying Index is constructed. As noted in the disclosure, however, the components of the Underlying Index, and the degree to which the components represent certain issuers, may change over time. As noted above, the Fund’s prospectus states that it will invest in non-U.S. issuers to the extent necessary for it to track the Underlying Index. Because the constituents of the Underlying Index are selected by the index provider and Trust has no authority to determine the securities included in the Underlying Index, the Trust respectfully submits that its current disclosure is appropriate.

Comment No. 2: The Principal Investment Strategies section states that as the Fund approaches its termination date, its holdings of cash and money market funds will increase. Please confirm that this complies with the applicable exemptive order that the Fund is relying on. In addition, please confirm how the Fund will comply with Rule 35d-1 during this termination period.

Response: The Trust confirms that the management of the Fund’s portfolio in the last months of operation will be consistent with its exemptive order (see the response to Comment No. 3 below).

The Trust submits that the Fund will comply with Rule 35d-1 during the last months of its operation. The Fund is an index fund whose name suggests it will invest in an index of fixed income securities maturing in 2018. Since maturing bonds will be reduced to cash with the final payment of principal, the Trust submits that the Fund’s name implies that its portfolio will reduce to cash pending its termination in the year identified in its name. Moreover, Rule 35d-1 requires, in relevant part, that a fund must adopt a policy to “invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments, or investments in the particular industry or industries, suggested by the Fund’s name.” (emphasis added.) In the release adopting Rule 35d-1,1 the SEC noted that funds may temporarily deviate from the 80% requirement under “appropriate circumstances.” The Adopting Release discussed, for example, that the “under normal circumstances” standard would provide a new fund with flexibility in constructing its investment portfolio—noting that this process could take up to six months. The Trust submits that it is equally appropriate to apply the “under normal circumstances” standard to the winding-down of the Fund’s portfolio prior to distributing the remaining cash to shareholders. Accordingly, the Trust believes that its operations will comply with the requirements of Rule 35d-1 as interpreted by the SEC.

Comment No. 3: It appears that the Underlying Index will reflect cash in the last year. If this is true, how would this be an index consistent with the exemptive orders issued to the Trust?

Response: As disclosed in the Fund’s prospectus, the Underlying Index is comprised of bonds scheduled to mature in 2018. When a bond that is included in the Underlying Index matures, the methodology governing the Underlying Index provides that the bond’s maturity value will be represented in the Underlying Index by cash throughout the remaining life of the Underlying Index. The Fund seeks to achieve this cash exposure by investing in money market funds or similar cash equivalent investments. As previously discussed with the Staff, the Trust believes that tracking the Underlying Index in this manner is consistent with the Trust’s exemptive orders.

Comment No. 4: If the Underlying Index is currently concentrated, please disclose the Underlying Index’s concentration.

[1]	Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001) (the “Adopting Release”).

Response: The Underlying Index may become concentrated from time to time. As disclosed in the Prospectus, the Fund’s investments may be concentrated in a particular industry to approximately the same extent the Underlying Index is concentrated. The Fund believes it is more appropriate to disclose the potential of the Underlying Index to become concentrated rather than state a particular industry concentration that may become stale as the Underlying Index is periodically rebalanced. We note that the Fund will publish its current portfolio holdings on the iShares website, allowing investors to assess information regarding the Fund’s investments, including potential concentration in particular industries.

Comment 5: If emerging markets is a principal investment strategy for the Fund, please disclose that and add corresponding risk disclosure.

Response: Investing in emerging markets is currently not a principal investment strategy for the Fund. Should this change in the future, the Trust will add appropriate disclosure to the Fund’s registration statement.

Comment 6: Please revise the Principal Investment Strategies section to include corresponding language for the risks identified in the Principal Risks section. For example, there should be language in the Principal Investment Strategies section discussing North American Economic Risk, Industrials Sector Risk and Utilities Sector Risk.

Response: The Trust respectfully submits that with respect to North American Economic Risk, sufficient disclosure can be found in the Principal Investment Strategies section. The Fund describes its investment strategy as investing at least 80% of its assets in the securities of its Underlying Index. The Fund further discloses that the Underlying Index is comprised of U.S. dollar-denominated, investment-grade securities issued by U.S. and non-U.S. corporate issuers. The Trust therefore respectfully submits that the description of the Underlying Index clearly informs shareholders that the Fund will be investing in U.S. corporate bonds which appropriately leads to a risk factor describing the risks of investing in U.S. issuers. With respect to Industrials Sector Risk and Utilities Sector Risk, the Trust has revised the Fund’s Principal Investment Strategies section to state that “components primarily include financials, industrials and utilities companies.”

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer

Aaron Wasserman

Michael Gung

Joel Whipple